Exhibit 5.1


                                 August 12, 1998


VIA FACSIMILE
-------------

Stephen J. Carder, President
  and Chief Executive Officer
Champion Financial Corporation
9495 East San Salvador Drive
Scottsdale, Arizona 85258

         Re:      Champion Financial Corporation
                  ------------------------------

Dear Mr. Carder:

         I am writing to confirm the terms of our agreement with respect to certain matters relating to Champion Financial Corporation.

         1) Within three days of the execution of this agreement, Champion shall make payment to Thomson Kernaghan & Co. Ltd. ("Thomson Kernaghan") and Bronia Gmbh ("Bronia") (Thomson Kernaghan and Bronia are referred to collectively herein as "Thomson") of $7,111.11 in consideration for all interest agreed to be due and owing pursuant to the terms of the $4 million of 8% Series A Senior Subordinated Convertible Redeemable Debentures issued by Champion to Thomson (the "Debentures").

         2) At a closing to be held as soon as practicable after execution of this agreement and in any event no later than August 31, 1998 at Weil Gotshal & Manges, LLP or at a mutually agreeable location (the "Closing"), Thomson will deliver the Debentures to Champion and Champion will issue and deliver to
Thomson:

                  (a) 809,101 shares of freely tradeable and unrestricted Champion common stock (including the 750,000 shares issued by Champion in connection with Thomson's purchase of the Debentures), which are being delivered as conversion shares. In this regard, Thomson represents that (i) it is not a U.S. person

Stephen J. Carder
August 13, 1998
Page 2


as defined in Regulation S promulgated under the Securities Act of 1933 and is not converting the Debentures on behalf of any U.S. person and (ii) the representations, contained in the Subscription Agreements are true.

                  (b) A $1 million Note in exchange for the unconverted portion of the Debentures (the "Note"). The Note will be payable to Thomson in three equal payments of $333,333.33 on September 30, 1998, December 31, 1998 and March 31, 1999. If payments are not timely made by Champion under the Note on September 30, 1998 or December 31, 1998, the Note will begin to accrue interest pursuant to the terms set forth in Paragraph 4(b) of the Debenture. If Champion fails to make timely payment on March 31, 1999 of the entire outstanding principal amount and interest, Thomson will be entitled to immediately convert the Note into common stock (subject to the 40 day restricted period in Regulation S, promulgated under the Securities Act of 1933) pursuant to the conversion formula set forth in paragraph 4(a) of the Debentures, which right to convert shall be extinguished if and when Champion pays or causes payment to be made of the entire outstanding principal amount and interest. Thomson shall retain the right to sell the Note, but following such sale, the right to convert the Note into common stock may be extinguished at Champion's election. Thomson agrees to provide Champion written notice of the sale of such Note.

                  (c) A copy of the opinion letter of Champion's legal counsel to Champion's transfer agent providing that the stock to be acquired pursuant to subparagraph 2(a) is freely tradeable and unrestricted.

                  (d) A payment of $25,000 (Canadian) in the name of Mark Valentine to the Children's Wish Foundation in Canada.

         3) At the Closing, Thomson, Mark Valentine, InfoPlan Partners, L.L.C. and Champion shall exchange releases with respect to all claims between them that were raised or that could have been raised, in connection with or arising from the Litigations (as that term is defined in paragraph 4 hereto).

         4) On the business day following the Closing, the parties shall submit to the United States District Court for the District of Arizona a stipulation of dismissal dismissing with prejudice and without costs all claims against Thomson in the litigation styled InfoPlan Partners, L.L.C. v. Thomson Kernaghan & Co., Limited, CIV 98-U497 PHXRCB (D. Az.) (the "Arizona

Stephen J. Carder
August 13, 1998
Page 3


Litigation"), and to the American Arbitration Association a stipulation dismissing with prejudice and without costs the arbitration styled Thomson Kernaghan & Co., Limited v. Champion Financial Corporation, 13 T 181 000312 98 (collectively, the "Litigations").

         5) Thomson agrees that Thomson (including officers, representatives and employees of Thomson, as appropriate) will voluntarily respond to requests by Champion for discovery and for testimony at trial in the Arizona Litigation, upon a request or requests by Champion, provided that reasonable notice (as provided under the Federal Rules of Civil Procedure) of such request or requests is provided. Champion agrees to reimburse Thomson for costs (including attorneys' fees and travel and accomodation expenses) actually incurred by Thomson in the course of cooperating with and responding to requests by Champion, as provided for in the immediately preceding sentence. Thomson may in its sole discretion select legal counsel for purposes of cooperating with and responding to these requests. Champion agrees to make the reimbursement provided for herein within 30 days following the receipt of an invoice from legal counsel identifying the legal services provided to Thomson. Champion will have no obligation to provide any indemnification to Thomson with respect to legal fees, costs, settlements or judgments or any other such item, arising from any cross-claims or third party claims brought against Thomson or Mark Valentine or otherwise arising in connection with the Arizona Litigation.

         6) Promptly following execution of this letter agreement, Champion will disseminate, by PR Newswire, a press release which states as follows:

         Champion Financial Corporation ("Champion") announced today that Champion has settled and resolved its disputes and misunderstandings with Thomson, Kernaghan & Co., Ltd., Bronia GMBH and Mark Valentine (collectively, "Thomson"). Champion also announced that Champion has agreed to the dismissal of the lawsuit filed against Thomson in Federal District Court in Arizona, and that Thomson has agreed to the dismissal of the arbitration proceeding commenced against Champion in New York. Champion's Chief Executive Officer Stephen J. Carder stated that "We are

Stephen J. Carder
August 13, 1998
Page 4


         extremely pleased that a business resolution has been reached with Thomson, and that the parties may turn their full attention to conducting their respective business."

Except as provided for above, no party hereto shall issue any press release with respect to this agreement or the subject matters hereof. The foregoing limitation does not, however, affect or circumscribe any party's disclosure obligations under the federal securities laws.

         7) Thomson agrees to provide a proxy and execute a voting agreement governing the voting of shares referenced in paragraph 2.

         8) This agreement shall be treated as "confidential" by the parties hereto and shall only be disclosed to third parties (other than the parties' attorneys and accountants) as required by the terms of this agreement and as provided for by federal and state law, including in accordance with the parties' respective disclosure obligations under the federal securities laws, or in response to any duly issued subpoena.

                  (a) With respect to the parties' disclosure obligations under the federal securities laws, the parties understand and acknowledge that it is likely that one or more of the parties hereto may be required to disclose the number of shares Thomson will receive as provided for in this agreement, and the Note (and the terms thereof), among other things (including possibly this agreement). In this regard, the parties acknowledge that Thomson, in its initial
Schedule 13D or 13G filing with the Securities and Exchange Commission, may disclose that "in connection with the settlement, Champion agreed, as a reciprocal gesture of good faith, to make a payment to the Children's Wish Foundation in Canada in the name of Mark Valentine." Thomson agrees not to describe the payment made by Champion to the Children's Wish Foundation as demonstrating or indicating any wrongdoing or bad faith by Champion or its counsel in the Litigations, including with respect to the commencement and prosecution of the Arizona Litigation and agrees not to describe the foregoing payment as indicating a retraction of any claims made by Champion or its counsel in the Litigations.

Stephen J. Carder
August 13, 1998
Page 5


                  (b) With respect to any duly issued subpoena, the parties agree to provide notice to the other party of any requests for this agreement or the terms in this agreement.

         9) This agreement is entered into for the sole purpose of resolving contested claims and disputes and avoiding the substantial costs, expenses and uncertainties associated with disputes arising from the Litigations. Neither this agreement, the performance of any of its terms, nor any of its contents, shall constitute or be construed or offered as evidence in any proceeding as an admission of any liability or of any fact or any indication that any of the claims, charges, allegations or conditions made in the Litigations have any merit, the parties thereto denying any liability or wrongful conduct.

         10) This agreement shall be construed in accordance with and governed by the law of the State of New York. The foregoing choice of law provision is not intended by the parties to be and shall not be argued or construed as a venue or forum selection provision. The parties agree and consent that this agreement may be enforced by way of action in any state or federal court of competent jurisdiction.

         11) Thomson agrees that it will not engage in any short sales of any Champion security, including in particular Champion common stock, either directly or indirectly, whether for Thomson's own account or the account of another, for a period of three (3) years from the date of this agreement. This provision shall in no way limit Thomson's right to sell the shares of Champion common stock to be obtained pursuant to this agreement.

         12) Any shares of common stock or Note to be issued and delivered, or payments to be made, pursuant to this agreement shall be split pro rata between Thomson Kernaghan and Bronia based on the amount paid by them for the Debenture (75% for Thomson Kernaghan and 25% for Bronia).

         13) The parties hereto each agree that they will take such further actions and execute such additional documents as shall be reasonably necessary to carry out this agreement and the provisions hereof.

         14) This agreement constitutes the entire agreement among the parties hereto. This agreement may only be amended or modified by a written instrument signed by all of the parties.

Stephen J. Carder
August 13, 1998
Page 6


         15) This agreement may be signed in any number of counterparts, and delivered by means of telecopy, each of which shall be an original, with the same effect as if the signature thereto were upon the same instrument.

         If the above agreement is acceptable to you please sign and return a copy to me by telecopy at the following number: 416-367-8055.


                                                     Sincerely,

                                                     /s/ Mark Valentine
                                                     --------------------------
                                                     Mark Valentine


/s/ Stephen J. Carder                                /s/ Sheldon Saleman
------------------------------                       --------------------------
Stephen J. Carder                                    Sheldon Saleman
Agreed to on behalf of                               Agreed to on behalf of
Champion Financial Corporation                       Bronia Gmbh


/s/ Zirk Engelbrecht
-------------------------------
Zirk Engelbrecht
Agreed to on behalf of
InfoPlan Partner, L.L.C.



cc:      Mark G. Krum